SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: August 1, 2019

List of materials

Documents attached hereto: Update to Consolidated Financial Statements and Annual Report

August 1, 2019

Sony Corporation

Update to Consolidated Financial Statements and Annual Report

Reference is made to (i) the Consolidated Financial Statements of Sony Corporation (“Sony”) for the fiscal year ended March 31, 2019 filed on Form 6-K with the Securities and Exchange Commission (the “SEC”) on May 23, 2019 (the “Consolidated Financial Statements”) and (ii) the Annual Report of Sony for the fiscal year ended March 31, 2019 filed on Form 20-F with the SEC on June 18, 2019 (the “Annual Report”).

The following disclosure was included in Note 11 to the Consolidated Financial Statements, which also was included in the Annual Report:

“In September 2016, Sony issued unsecured straight bonds in the aggregate principal amount of 200,000 million yen. In June 2018, Sony repaid 150,000 million yen of the 200,000 million yen.”

However, this disclosure contained an immaterial error. Corrected disclosure is indicated by underline below:

"In September 2016, Sony issued unsecured straight bonds in the aggregate principal amount of 200,000 million yen. Such bonds are due throughout the term from 2019 to 2026."

Sony’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this correction.

Other than as expressly set forth above, this Form 6-K does not update information presented in the Consolidated Financial Statements or the Annual Report. Pursuant to the Financial Instruments and Exchange Act of Japan, on August 1, 2019, Sony also filed an Amendment Report (Teisei Houkokusho) with the Director-General of the Kanto Local Finance Bureau in Japan to correct the above error in its Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2019.

- EOF -